FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 8/4/2009

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter 2009 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: August 4, 2009

Ternium Announces Second Quarter and First Half 2009 Results

LUXEMBOURG--(Marketwire - August 04, 2009) - Ternium S.A. (NYSE: TX) today announced its results for the second quarter and six-month period ended June 30, 2009.

The financial and operational information contained in this press release is based on Ternium S.A.'s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

Summary of Second Quarter 2009 Results

	2Q 2009	1Q 2009		2Q 2008

Shipments (tons)	1,519,000	1,504,000	1%	2,063,000	-26%
Net Sales (US$ million)	1,140.3	1,174.7	-3%	2,364.2	-52%
Operating (Loss) Income (US$ million)	(52.1)	(26.5)		606.2
EBITDA (US$ million)	43.4	95.0	-54%	708.1	-94%
EBITDA Margin (% of net sales)	4%	8%		30%
EBITDA per Ton, Flat & Long Steel (US$)	18	55	-67%	335	-95%
Net Foreign Exchange Result (US$ million)	219.1	(160.5)		99.7
Discontinued Operations Result (US$ million)	428.0	-		-
Net Income (Loss) (US$ million)	584.7	(117.0)		495.7
Equity Holders' Net Income (Loss) (US$ million)	562.8	(93.2)		415.6
Earnings (Loss) per ADS (US$)	2.81	(0.46)		2.07

--  EBITDA(1)of US$43.4 million in the second quarter 2009, down US$51.6 million quarter-over-quarter, mainly as a result of a US$34 decrease in revenue per ton compared to the first quarter 2009, as shipments and operating cost per ton remained relatively stable.
--  Earnings per American Depositary Share (ADS)(2) of US$2.81 in the second quarter 2009, which includes a US$2.31 gain as a result of the transfer of the Sidor shares to Venezuela.  Additionally, the second quarter 2009 includes a US$0.76 non-cash foreign exchange gain per ADS on
    Ternium's Mexican subsidiary's US dollar denominated debt, compared to a US$0.86 loss in the first quarter 2009.
--  Positive free cash flow(3) of US$354.2 million in the second quarter 2009, mainly related to a reduction in working capital.  In addition,
    Ternium collected an initial cash payment of US$400.0 million in connection with the transfer of the Sidor shares to Venezuela.
--  Net financial debt(4) of US$1.0 billion at the close of the second quarter 2009, a decrease of US$759.8 million compared to the close of the first quarter 2009.

Ternium's operating result in the second quarter 2009 was a loss of US$52.1 million, compared to a loss of US$26.5 million in the first quarter 2009, mainly due to lower revenue per ton. Additionally, there was a US$34.1 million net charge in the second quarter 2009 related to personnel reductions, compared to US$8.3 million in the first quarter 2009. The operating result in the second quarter 2009 was US$658.3 million lower than that of the second quarter 2008, mainly due to a 26% decrease in shipments, a 35% decrease in revenue per ton and an 8% decrease in operating cost per ton.

Net income was US$584.7 million in the second quarter 2009, compared to a net loss of US$117.0 million in the first quarter 2009. The sequential improvement was mainly due to a US$482.3 million gain, including discontinued operations and after-tax interest income results, related to the transfer of the Sidor shares to Venezuela. Additionally, there was a US$379.6 million increase in the above mentioned net foreign exchange results, partially offset by a US$141.9 million change in income tax results and a US$25.6 million reduction in operating income. The second quarter 2009 net income was US$89.0 million higher than net income in the second quarter 2008. The year-over-year increase was mainly due to a US$658.3 million lower operating result, offset by a US$482.3 million gain in connection with the transfer of the Sidor shares to Venezuela, a US$162.8 million reduction in income tax expense and a US$119.4 million higher net foreign exchange result.

Summary of First Half 2009 Results

	1H 2009	1H 2008

Shipments (tons)	3,023,000	4,151,000	-27%
Net Sales (US$ million)	2,315.0	4,306.9	-46%
Operating (Loss) Income (US$ million)	(78.6)	965.6
EBITDA (US$ million)	138.3	1,172.5	-88%
EBITDA Margin (% of net sales)	6%	27%
EBITDA per Ton, Flat & Long Steel (US$)	45	273	-84%
Net Foreign Exchange Result (US$ million)	58.5	139.9
Discontinued Operations Result (US$ million)	428.0	159.9
Net Income (US$ million)	467.7	976.4	-52%
Equity Holders' Net Income (Loss) (US$ million)	469.6	837.8	-44%
Earnings per ADS (US$)	2.34	4.18	-44%

--  EBITDA(5) of US$138.3 million in the first half 2009, down 88% compared to the first half 2008, mainly due to lower shipments and revenue per ton.
--  Earnings per American Depositary Share (ADS)(6) of US$2.34 in the first half 2009, which includes a US$2.31 per ADS gain as a result of the transfer of the Sidor shares to Venezuela.
--  Positive free cash flow(7) of US$695.2 million in the first half 2009, as Ternium reduced its steel inventories by 530,000 tons and its capital expenditures by 55% compared to the first half 2008.

Ternium's operating result in the first half 2009 was a loss of US$78.6 million, compared to a gain of US$965.6 million in the first half 2008, as shipments decreased 1.1 million tons and revenue per ton decreased US$268, while operating cost per ton remained relatively stable.

Ternium had net income of US$467.7 million in the first half 2009, compared to net income of US$976.4 million in the first half 2008. The year-over-year decrease was mainly due to a US$1.0 billion reduction in operating income and a US$81.4 million decrease in net foreign exchange results, partially offset by a US$269.2 million change in income tax results, a US$268.1 million increase in discontinued operations gain and US$57.1 million interest income related to the Sidor financial asset.

Outlook

Ternium expects apparent demand in its main markets to gradually increase in the third quarter 2009, as the destocking process in the steel value chain is drawing to a close in most of the Americas. The company anticipates positive operating results during the third quarter 2009, as a result of lower operating cost per ton, higher shipments and relatively stable revenue per ton, and an average capacity utilization of approximately 70%.

Analysis of Second Quarter 2009 Results

Net income attributable to the Company's equity holders in the second quarter 2009 was US$562.8 million, compared to US$415.6 million in the second quarter 2008. Including minority interest, net income for the second quarter 2009 was US$584.7 million, compared to US$495.7 million in the second quarter 2008. Earnings per ADS(8) for the second quarter 2009 were US$2.81, compared to US$2.07 in the second quarter 2008.

Net sales in the second quarter 2009 were US$1.1 billion, 52% lower than net sales in the second quarter 2008. Shipments of flat and long products were 1.5 million tons during the second quarter 2009, a decrease of 26% compared to shipment levels in the second quarter 2008, mainly due to a decrease in demand in Ternium's main steel markets. Revenue per ton shipped was US$727 in the second quarter 2009, a decrease of 35% compared to the same quarter in 2008, mainly as a result of lower prices.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	2Q 2009	2Q 2008	Dif.	2Q 2009	2Q 2008	Dif.	2Q 2009	2Q 2008	Dif.

South & Central America	368.9	719.9	-49%	424.2	690.9	-39%	870	1,042	-17%
North America	557.8	1,264.6	-56%	765.5	1,042.2	-27%	729	1,213	-40%
Europe & other	45.7	10.0		77.5	11.6		590	864
Total flan products	972.4	1,994.5	-51%	1,267.1	1,744.7	-27%	767	1,143	-33%

South & Central America	13.4	62.1	-78%	31.5	67.9	-54%	425	913	-54%
North America	118.6	253.8	-53%	220.6	249.6	-12%	538	1,017	-47%
Europe & other	0.0	0.6		0.0	1.0		717	630
Total long products	132.0	316.4	-58%	252.2	318.5	-21%	524	993	-47%

Total flat and long products	1,104.4	2,311.0	-52%	1,519.3	2,063.2	-26%	727	1,120	-35%

Other products	35.9	53.2	-33%

Total Net Sales	1,140.3	2,364.2	-52%
 (1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the second quarter 2009 totaled US$972.4 million, a decrease of 51% compared with the same quarter in 2008. Net sales decreased as a result of lower shipments and revenue per ton. Shipments of flat products totaled 1.3 million tons in the second quarter 2009, a decrease of 27% compared with the same period in 2008, mainly due to a decrease in demand in Ternium's main steel markets. Revenue per ton shipped of flat products decreased 33% to US$767 in the second quarter 2009 compared with the same period in 2008, mainly due to lower steel prices, partially offset by a higher priced product mix.

Sales of long products were US$132.0 million in the second quarter 2009, a decrease of 58% compared to the same period in 2008 mainly due to lower volumes and prices. Shipments of long products totaled 252,000 tons in the second quarter 2009, a 21% decrease versus the same quarter in 2008, due to lower demand for long finished products and lower billet shipments. Revenue per ton shipped was US$524 in the second quarter 2009, a decrease of 47% compared to the second quarter 2008, mainly due to lower steel prices.

Sales of other products totaled US$35.9 million during the second quarter 2009, compared with US$53.2 million during the second quarter 2008. The decrease was mainly driven by lower revenue from pig iron and pre-engineered metal building systems.

Sales of flat and long products in the North America Region were US$676.4 million in the second quarter 2009, a decrease of 55% versus the same period in 2008, due to lower shipments and prices. Shipments in the region totaled 986,000 tons during the second quarter 2009, or 24% lower than in the same period in 2008, as a result of lower demand in the region's main markets. Revenue per ton shipped in the region decreased 42% to US$686 in the second quarter 2009 over the same quarter in 2008, mainly due to lower prices.

Flat and long product sales in the South & Central America Region were US$382.3 million during the second quarter 2009, a decrease of 51% versus the same period in 2008, due to lower shipments and prices. Shipments in the region totaled 456,000 tons during the second quarter 2009, or 40% lower than in the second quarter 2008, due to a lower overall steel demand in the region. Revenue per ton shipped was US$839 in the second quarter 2009, a decrease of 19% compared to the same quarter in 2008, mainly due to lower prices, partially offset by a higher priced product mix.

Cost of sales totaled US$1.0 billion in the second quarter 2009, compared to US$1.6 billion in the second quarter 2008. Cost of sales decreased mainly as a result of lower shipments and lower cost per ton. Cost per ton in the second quarter 2009 decreased year-over-year due to the effect in the second quarter 2009 of inventory write-downs performed in the previous quarters, the impact on costs of the Mexican Peso's and Argentine Peso's year-over-year devaluation versus the US dollar and lower energy costs, partially offset by increases in the cost of raw materials resulting from the consumption of higher cost inventories, the impact on fixed costs per ton resulting from lower production volumes in the second quarter 2009 and higher personnel reduction charges.

Selling, General and Administrative (SG&A) expenses in the second quarter 2009 were US$143.0 million, or 13% of net sales, compared with US$179.6 million, or 8% of net sales, in the second quarter 2008. The decrease in SG&A was mainly due to the impact on costs of the Mexican Peso's and Argentine Peso's devaluation versus the US Dollar, lower activity levels, and lower expenses as a result of the initiatives Ternium is carrying out to adjust to the current environment, partially offset by higher personnel reduction charges.

Operating results in the second quarter 2009 were a loss of US$52.1 million, compared with a gain of US$606.2 million, or 26% of net sales, in the second quarter 2008.

EBITDA(9) in the second quarter 2009 was US$43.4 million, or 4% of net sales, compared with US$708.1 million, or 30% of net sales, in the second quarter 2008.

Net financial results were a gain of US$254.0 million in the second quarter 2009, compared with a gain of US$97.2 million in the second quarter 2008. During the second quarter 2009, Ternium's net interest expenses totaled US$26.9 million, an increase of US$8.8 million compared to the second quarter 2008 due to lower interest rates on Ternium's cash position, partially offset by lower net indebtedness.

Net foreign exchange result was a gain of US$219.1 million in the second quarter 2009 compared to a gain of US$99.7 million in the same period in 2008. The second quarter 2009 gain was primarily due to the impact of the Mexican Peso's 8% revaluation on Ternium's Mexican subsidiary's US dollar denominated debt. This result is non-cash when measured in US dollars and is offset by changes in Ternium's net equity position in the currency translation adjustments line, as the value of Ternium Mexico's US dollar denominated debt is not altered by the Mexican Peso's fluctuation when stated in US dollars in Ternium's consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was US$57.1 million in the second quarter 2009. This result is attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.

Fair value result of derivative instruments was a gain of US$7.6 million in the second quarter 2009 compared to a gain of US$19.8 million in the second quarter 2008. The second quarter 2009 result was related to certain derivative instruments entered into mainly to mitigate the impact of interest rate and currency fluctuations.

Income tax expense for the second quarter 2009 was US$45.4 million, or 22% of income before income tax, discontinued operations and minority interest, compared with US$208.2 million in the second quarter 2008, or 30% of income before income tax, discontinued operations and minority interest.

Net result of discontinued operations for the second quarter 2009 was a gain of US$428.0 million related to the transfer of the Sidor shares to Venezuela's Corporación Venezolana de Guayana (CVG) on May 7, 2009.

Income attributable to minority interest for the second quarter 2009 was US$21.9 million, compared with US$80.0 million in the second quarter 2008, mainly due to a lower result attributable to minority interest in Siderar and Ternium Mexico.

Analysis of First Half 2009 Results

Net income attributable to the Company's equity holders for the first half 2009 was US$469.6 million, compared with US$837.8 million for the first half 2008. Including minority interest, net income for the first half 2009 was US$467.7 million, compared with US$976.4 million for the first half 2008. Earnings per ADS(10) were US$2.34 in the first half 2009, compared with US$4.18 in the first half 2008.

Net sales in the first half 2009 were US$2.3 billion, 46% lower than net sales in the first half 2008. Shipments of flat and long products were 3.0 million tons during the first half 2009, a decrease of 27% compared to shipment levels in the first half 2008, mainly due to a decrease in demand in Ternium's main steel markets. Revenue per ton shipped was US$744 in the first half 2009, a decrease of 26% compared to the same period in 2008, mainly as a result of lower prices.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	1H 2009	1H 2008	Dif.	1H 2009	1H 2008	Dif.	1H 2009	1H 2008	Dif.

South & Central America	726.9	1,355.8	-46%	787.8	1,363.9	-42%	923	994	-7%
North America	1,103.3	2,285.6	-52%	1,469.5	2,122.2	-31%	751	1,077	-30%
Europe & other	139.0	14.8		248.4	16.3		560	906
Total flat products	1,969.2	3,656.1	-46%	2,505.7	3,502.4	-28%	786	1,044	-25%

South & Central America	24.8	98.5	-75%	54.6	124.6	-56%	453	791	-43%
North America	253.4	440.1	-42%	460.0	514.9	-11%	551	855	-36%
Europe & other	2.0	5.8		3.0	9.8		667	591
Total long products	280.2	544.4	-49%	517.7	649.2	-20%	541	839	-35%

Total flat and long products	2,249.4	4,200.6	-46%	3,023.3	4,151.6	-27%	744	1,012	-26%

Other products (1)	65.6	106.3	-38%

Total Net Sales	2,314.9	4,306.9	-46%
 (1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the first half 2009 totaled US$2.0 billion, a decrease of 46% compared with the first half 2008. Net sales decreased as a result of lower shipments and revenue per ton. Shipments of flat products totaled 2.5 million tons in the first half 2009, a decrease of 28% compared with the same period in 2008, mainly due to a decrease in demand in Ternium's main steel markets. Revenue per ton shipped decreased 25% to US$786 in the first half 2009 compared with the same period in 2008, mainly due to lower steel prices, partially offset by a more favorable product mix.

Sales of long products were US$280.2 million in the first half 2009, a decrease of 49% compared to the same period in 2008, mainly due to lower volumes and prices. Shipments of long products totaled 518,000 tons in the first half 2009, a 20% decrease versus the first half 2008, due mainly to lower billet shipments. Revenue per ton shipped was US$541 in the first half 2009, a decrease of 35% compared to the first half 2008, mainly due to lower steel prices.

Sales of other products totaled US$65.6 million during the first half 2009, compared to US$106.3 million during the first half 2008. The decrease was mainly driven by lower iron ore shipments and prices and lower sales of pig iron and pre-engineered metal building systems.

Sales of flat and long products in the North America Region were US$1.4 billion in the first half 2009, a decrease of 50% versus the same period in 2008, due to lower shipments and prices. Shipments in the region totaled 1.9 million tons during the first half 2009, or 27% lower than in the same period in 2008, as a result of lower demand in the region's main markets. Revenue per ton shipped in the region decreased 32% to US$703 in the first half 2009 over the same period in 2008, mainly due to lower prices.

Flat and long product sales in the South & Central America Region were US$751.6 million during the first half 2009, a decrease of 48% versus the same period in 2008, due to lower shipments and prices. Shipments in the region totaled 843,000 tons during the first half 2009, or 43% lower than in the first half 2008, due to the lower overall steel demand in the region. Revenue per ton shipped was US$892 in the first half 2009, a decrease of 9% compared to the same period in 2008, mainly due to lower prices, partially offset by a more favorable product mix.

Cost of sales was US$2.1 billion in the first half 2009 compared to US$3.0 billion in the first half 2008. Cost of sales decreased mainly as a result of lower shipments and lower cost per ton. Cost per ton in the first half 2009 decreased year-over-year due to the effect in the first half 2009 of inventory write-downs performed in the second half 2008, the impact on costs of the Mexican Peso's and Argentine Peso's year-over-year devaluation versus the US dollar, and lower energy costs, partially offset by increases in the cost of raw materials resulting from the consumption of higher cost inventories, the impact on fixed costs per ton from lower production volumes in the first half 2009 and higher personnel reduction charges.

Selling, General and Administrative (SG&A) expenses in the first half 2009 were US$279.2 million, or 12% of net sales, compared with US$325.1 million, or 8% of net sales, in the first half 2008. The decrease in SG&A was mainly due to the impact on costs of the Mexican Peso's and Argentine Peso's devaluation versus the US Dollar, lower activity levels, and lower expenses as a result of the initiatives Ternium is carrying out to adjust to the current environment, partially offset by higher personnel reduction charges.

Operating results in the first half 2009 were a loss of US$78.6 million, compared with a gain of US$965.6 million, or 22% of net sales, in the first half 2008.

EBITDA(11) in the first half 2009 was US$138.3 million, or 6% of net sales, compared to US$1.2 billion, or 27% of net sales, in the first half 2008.

Net financial results were a gain of US$66.4 million in the first half 2009, compared with a gain of US$68.0 million in the first half 2008. During the first half 2009, Ternium's net interest expenses totaled US$49.5 million, similar to that of the first half 2008. Lower net indebtedness was offset by lower interest rates on Ternium's cash position.

Net foreign exchange result was a gain of US$58.5 million in the first half 2009 compared to a gain of US$139.9 million in the same period in 2008. The first half 2009 gain was primarily due to the impact of the Mexican Peso's 2% revaluation on Ternium's Mexican subsidiary's US dollar denominated debt. This result is non-cash when measured in US dollars and is offset by changes in Ternium's net equity position in the currency translation adjustments line, as the value of Ternium Mexico's US dollar denominated debt is not altered by the Mexican Peso's fluctuation when stated in US dollars in Ternium's consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was US$57.1 million in the first half 2009. This result is attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.

Fair value result of derivatives was a gain of US$6.2 million in the first half 2009 compared to a loss of US$1.1 million in the first half 2008. The first half 2009 result was related to certain derivative instruments entered into mainly to mitigate the impact of interest rate and currency fluctuations.

Income tax benefit for the first half 2009 was US$51.2 million, compared with an income tax expense of US$218.0 million, or 21% of income before income tax, discontinued operations and minority interest in the first half 2008. The first half 2009 result included a non-recurring gain of US$35.4 million due to a favorable resolution on a tax-related dispute in Mexico, while the first half 2008 result included a non-recurring gain of US$96.3 million on account of a reversal of deferred statutory profit sharing.

Net result of discontinued operations for the first half 2009 was a gain of US$428.0 million related to the transfer of the Sidor shares to CVG on May 7, 2009. Net result of discontinued operations for the first half 2008 was a gain of US$159.9 million, including results from non-core US assets that were sold during the first quarter 2008 and from Ternium's participation in Sidor until March 31, 2008.

Loss attributable to minority interest for the first half 2009 was US$2.0 million, compared with a gain attributable to minority interest of US$138.6 million in the first half 2008, mainly due to a lower result attributable to minority interest in Siderar and Ternium Mexico.

Cash Flow and Liquidity

Net cash provided by operating activities in the first half 2009 was US$805.9 million, compared to net cash used in operating activities of US$46.7 million in the first half 2008. The difference was mainly due to a working capital decrease of US$779.5 million in the first half 2009, compared to a working capital increase of US$901.3 million in the first half 2008, partially offset by lower operating results. The decrease in working capital in the first half 2009 resulted mainly from a US$621.7 million inventory reduction, US$157.3 million decrease in trade receivables and US$62.8 million decrease in other receivables, mainly tax credits, partially offset by a US$29.4 million decrease in tax liabilities and a US$25.7 million decrease in accounts payable. Inventories decreased principally as a result of a lower volume of finished goods, goods in process and raw materials, as Ternium implemented a de-stocking process in response to lower demand for steel products, and lower costs. Trade receivables decreased due to lower volumes and sale prices and a lower days' sales ratio during the first half 2009. In the first half 2008, working capital increased by US$901.3 million mainly as a result of the higher inventory value of goods in process and raw materials and higher trade receivables, partially offset by higher accounts payable, reflecting an increase in inventory volumes, steel prices and costs.

Capital expenditures in the first half 2009 were US$110.7 million, compared to US$247.0 million in the first half 2008. Capital expenditures during the first half 2009 were mainly related to the relining of a blast furnace and the revamping of two coking batteries in Argentina, and to iron ore mining and processing activities in Mexico.

In the first half 2009, Ternium had a free cash flow(12) of US$695.2 million, compared to negative free cash flow(12) of US$293.7 million in the first half 2008. In the period, CVG's payments to Ternium related to the transfer of Sidor shares to Venezuela were US$400.0 million. Ternium's net repayment of borrowings in the first half 2009 was US$434.4 million, mostly related to the scheduled repayments of Ternium Mexico's outstanding debt.

Net cash provided by operating activities in the second quarter 2009 was US$396.6 million, compared to the US$48.5 million net cash used in the second quarter 2008. Working capital decreased US$408.2 million in the second quarter 2009, compared to a working capital increase of US$671.1 million in the second quarter 2008. The decrease in working capital in the second quarter 2009 was mainly due to a US$241.9 million decrease in inventories, a US$92.1 million decrease in trade receivables and a US$79.2 million decrease in other receivables, mainly tax credits. Inventories decreased principally as a result of a lower volume of finished goods, goods in process and raw materials, as Ternium implemented a de-stocking process in response to lower demand for steel products, and lower costs. Trade receivables decreased mainly due to a lower days' sales ratio and lower exports.

Capital expenditures in the second quarter 2009 were US$42.4 million, compared to US$146.5 million in the second quarter 2008. In the second quarter 2009, Ternium free cash flow(13) was US$354.2 million, compared to negative free cash flow(13) of US$195.0 million in the second quarter 2008.

As of June 30, 2009, Ternium's financial debt was US$2.8 billion, while its cash and cash equivalents totaled US$1.8 billion. Financial debt is mainly comprised of a syndicated loan with scheduled capital repayments of approximately US$500 million in 2010 and 2011, and US$1.3 billion in 2012. Ternium's net debt position(14) of US$1.0 billion as of June 30, 2009 decreased by US$1.1 billion compared to its net debt position as of December 31, 2008. The Company maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Although Ternium believes it has access to the credit markets, it has not negotiated additional credit facilities.

Forward-Looking Statements

Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has an annual production capacity of approximately nine million tons of finished steel products. More information about Ternium is available at www.ternium.com.

(1) EBITDA in the second quarter 2009 equals operating loss of US$52.1 million plus depreciation and amortization of US$95.5 million.

(2) Each American Depositary Share (ADS) represents 10 shares of Ternium's common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

(3) Free cash flow for the second quarter 2009 equals net cash provided by operations of US$396.6 million less capital expenditures of US$42.4 million.

(4) Net financial debt in the second quarter 2009 equals borrowings of US$2.8 billion less cash and cash equivalents of US$1.8 billion.

(5) EBITDA in the first half 2009 equals operating loss of US$78.6 million plus depreciation and amortization of US$189.9 million and impairment charges related to intangible assets of US$27.0 million.

(6) Each American Depositary Share (ADS) represents 10 shares of Ternium's common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

(7) Free cash flow for the first half 2009 equals net cash provided by operations of US$805.9 million less capital expenditures of US$110.7 million.

(8) Each American Depositary Share (ADS) represents 10 shares of Ternium's common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

(9) EBITDA in the second quarter 2009 equals operating loss of US$52.1 million plus depreciation and amortization of US$95.5 million.

(10) Each American Depositary Share (ADS) represents 10 shares of Ternium's common stock. Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

(11) EBITDA in the first half 2009 equals operating loss of US$78.6 million plus depreciation and amortization of US$189.9 million plus impairment charge of US$27.0.

(12) Free cash flow for the first half 2009 equals net cash provided by operating activities of US$805.9 million less capital expenditures of US$110.7 million, while negative free cash flow for the first half 2008 equals net cash used in operating activities of US$46.7 million less capital expenditures of US$247.0 million.

(13) Free cash flow for the second quarter 2009 equals net cash provided by operating activities of US$396.6 million less capital expenditures of US$42.4 million, while negative free cash flow for the second quarter 2008 equals net cash used in operating activities of US$48.5 million less capital expenditures of US$146.5 million.

(14) Net debt position as of June 30, 2009 equals borrowings of US$ 2.8 billion less cash and cash equivalents of US$1.8 billion.

Consolidated income statement
US$ million	2Q 2009	2Q 2008	Dif.	1H 2009	1H 2008	Dif.
Net sales	1,140.3	2,364.2	(1,223.9)	2,314.9	4,306.9	(1,991.9)
Cost of sales	(1,048.7)	(1,579.5)	530.8	(2,093.3)	(3,027.2)	933.9
Gross profit	91.6	784.8	(693.2)	221.7	1,279.7	(1,058.0)
Selling, general and administrative expenses	(143.0)	(179.6)	36.6	(279.2)	(325.1)	46.0
Other operating (expenses) income, net	(0.7)	1.1	(1.8)	(21.1)	11.1	(32.2)
Operating (loss) income	(52.1)	606.2	(658.3)	(78.6)	965.6	(1,044.2)

Interest expense	(32.1)	(30.1)	(2.0)	(59.8)	(74.4)	14.6
Interest income	5.3	12.0	(6.8)	10.4	24.1	(13.8)
Interest income - Sidor financial asset	57.1	0.0	57.1	57.1	0.0	57.1
Other financial income, net	223.8	115.3	108.5	58.7	118.2	(59.5)

Equity in earnings of associated companies	0.1	0.4	(0.3)	0.7	0.9	(0.2)
Income (loss) before income tax expense	202.0	703.8	(501.8)	(11.5)	1,034.5	(1,046.0)
Income tax (expense) benefit
Current and deferred income tax (expense) benefit	(45.4)	(208.2)	162.8	51.2	(314.3)	365.5
Reversal of deferred statutory profit sharing	-	-	-	-	96.3	(96.3)
Discontinued operations	428.0	0.0	428.0	428.0	159.9	268.1
Net income for the period	584.7	495.7	89.0	467.7	976.4	(508.7)

Attributable to:
Equity holders of the Company	562.8	415.6	147.2	469.6	837.8	(368.1)
Minority interest	21.9	80.0	(58.2)	(2.0)	138.6	(140.6)
	584.7	495.7	89.0	467.7	976.4	(508.7)

 Consolidated balance sheet
US$ million	June 30, 2009	December 31, 2008

Property, plant and equipment, net	4,081.4	4,212.3
Intangible assets, net	1,105.0	1,136.4
Investment in associated companies	6.1	5.6
Sidor financial asset	427.0	-
Other investments, net	17.3	16.9
Receivables, net	175.2	120.2
Total non-current assets	5,811.9	5,491.4

Receivables	161.7	249.0
Derivative financial instruments	1.5	1.5
Inventories, net	1,151.3	1,826.5
Trade receivables, net	469.1	623.0
Sidor financial asset	1,012.1	-
Available for sale assets-discontinued operations	-	1,318.9
Other investments	-	90.0
Cash and cash equivalents	1,816.0	1,065.6
Total current assets	4,611.8	5,174.5

Non-current assets classified as held for sale	17.1	5.3

Total assets	10,440.7	10,671.2

Shareholders' equity	5,025.8	4,597.4
Minority interest in subsidiaries	911.3	964.1

Minority interest & shareholders' equity	5,937.1	5,561.5

Provisions	24.7	24.4
Deferred income tax	816.8	810.2
Other liabilities	152.3	148.7
Derivative financial instruments	43.1	65.8
Borrowings	2,054.6	2,325.9
Total non-current liabilities	3,091.5	3,375.0

Current tax liabilities	74.3	194.1
Other liabilities	95.6	103.4
Trade payables	414.2	438.7
Derivative financial instruments	60.1	57.2
Borrowings	767.9	941.5
Total current liabilities	1,412.1	1,734.8

Total liabilities	4,503.6	5,109.8

Total liabilities, minority interest & shareholders' equity	10,440.7	10,671.2

Consolidated cash flow statement

US$ million	2Q 2009	2Q 2008	Dif.	1H 2009	1H 2008	Dif.

Net income from continuing operations	156.7	495.7	(339.0)	39.6	816.4	(776.8)
Adjustments for:
Depreciation and amortization	95.5	101.9	(6.4)	189.9	206.9	(17.0)
Equity in earnings of associated companies	(0.1)	(0.4)	0.3	(0.7)	(0.9)	0.2
Changes in provisions	3.7	0.8	2.9	2.5	2.0	0.5
Net foreign exchange and others	(211.3)	(117.9)	(93.4)	(28.5)	(157.6)	129.1
Interest accruals less payments	(0.9)	3.0	(4.0)	(0.4)	(84.7)	84.3
Interest income - Sidor financial asset	(57.1)	-	(57.1)	(57.1)	-	(57.1)
Income tax accruals less payments	2.0	139.7	(137.7)	(146.0)	72.3	(218.3)
Impairment charge	-	-	-	27.0	-	27.0
Changes in working capital	408.2	(671.2)	1,079.4	779.5	(901.3)	1,680.8

Net cash provided by (used in) operating activities	396.6	(48.5)	445.0	805.9	(46.7)	852.6

Capital expenditures	(42.4)	(146.5)	104.1	(110.7)	(247.0)	136.3
Proceeds from sale of property, plant & equipment	0.3	0.3	(0.0)	0.6	1.0	(0.4)
Acquisition of business	-	-	-	(0.2)	-	(0.2)
Decrease in Other Investments	90.9	66.1	24.7	90.0	65.3	24.7
Proceeds from Sidor financial assets	400.0	-	400.0	400.0	-	400.0
Proceeds from sale of discontinued operations	-	-	-	-	722.5	(722.5)
Discontinued operations	-	57.7	(57.7)	-	89.8	(89.8)

Net cash provided by (used in) investing activities	448.8	(22.4)	471.2	379.8	631.7	(251.9)

Dividends paid in cash and other distributions to company's equity shareholders	-	(100.2)	100.2	-	(100.2)	100.2
Dividends paid in cash and other distributions to minority shareholders	-	(19.6)	19.6	-	(19.6)	19.6
Proceeds from borrowings	87.8	76.3	11.4	162.0	181.3	(19.3)
Repayment of borrowings	(200.5)	(40.3)	(160.2)	(596.4)	(931.4)	335.1

Net cash used in financing activities	(112.7)	(83.8)	(28.9)	(434.4)	(870.0)	435.6

Increase (Decrease) in cash and cash equivalents	732.7	(154.6)	887.3	751.3	(285.0)	1,036.3

Shipments
Thousand tons	2Q 2009	2Q 2008	1Q 2009	1H 2009	1H 2008

South & Central America	424.2	690.9	363.7	787.8	1,363.9
North America	765.5	1,042.2	704.0	1,469.5	2,122.2
Europe & other	77.5	11.6	170.9	248.4	16.3
Total flat products	1,267.1	1,744.7	1,238.5	2,505.7	3,502.4

South & Central America	31.5	67.9	23.1	54.6	124.6
North America	220.6	249.6	239.4	460.0	514.9
Europe & other	0.0	1.0	3.0	3.0	9.8
Total long products	252.2	318.5	265.5	517.7	649.2

Total flat and long products	1,519.3	2,063.2	1,504.1	3,023.3	4,151.6

Revenue / ton
US$/ton	2Q 2009	2Q 2008	1Q 2009	1H 2009	1H 2008

South & Central America	870	1,042	984	923	994
North America	729	1,213	775	751	1,077
Europe & other	590	864	546	560	906
Total flat products	767	1,143	805	786	1,044

South & Central America	425	913	493	453	791
North America	538	1,017	563	551	855
Europe & other	717	630	666	667	591
Total long products	524	993	558	541	839

Total flat and long products	727	1,120	761	744	1,012

Net Sales
US$ million	2Q 2009	2Q 2008	1Q 2009	1H 2009	1H 2008

South & Central America	368.9	719.9	358.0	726.9	1,355.8
North America	557.8	1,264.6	545.6	1,103.3	2,285.6
Europe & other	45.7	10.0	93.3	139.0	14.8
Total flat products	972.4	1,994.5	996.8	1,969.2	3,656.1

South & Central America	13.4	62.1	11.4	24.8	98.5
North America	118.6	253.8	134.8	253.4	440.1
Europe & other	0.0	0.6	2.0	2.0	5.8
Total long products	132.0	316.4	148.2	280.2	544.4

Total flat and long products	1,104.4	2,311.0	1,145.0	2,249.4	4,200.6

Other products (1)	35.9	53.2	29.7	65.6	106.3

Total net sales	1,140.3	2,364.2	1,174.7	2,314.9	4,306.9
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Contact:
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 2389
www.ternium.com